Theralase™ Technologies Inc

SUITE 1240 • 70 YORK STREET • TORONT
Telephone (416) 368-444C
e


05009226

National Instrument 51-102; Continuous Disclosure Regulation

Management's Discussion and Analysis of Financial Condition and Operations

For the Period Ending 31 March 2005


SEC MAIL PROCESSING
RECEIVED
JUN 2 2 2005
WASH. D.C.
183
SECTION

General Introduction

The following Management's Discussion and Analysis ("MD&A") of **Theralase Technologies Inc.** (the "Company"), including the unaudited Consolidated Financial Statements herewith, for the period ending 31 March 2005, should be read in conjunction with the audited Consolidated Financial Statements of the Company, and the Notes thereto, for the fiscal year ending 31 December 2004. Copies of the relevant publicly disseminated corporate financial documents and press releases are available on the regulatory filings website -- **www.SEDAR.com.** This MD&A has been prepared as at 24 May 2005.

Forward-Looking Statements

Certain statements contained or incorporated in this MD&A of the Company's financial condition and operating results, including information, analyses and projections as to future corporate developments currently in the planning stage, and on the projected operating financial performance of the Company, constitute forward-looking statements. Such forward-looking statements, made with special reference to the Company's ongoing complex healthcare and medical device research and development efforts, which include independent clinical trials testing new medical technology and applications, involve known and unknown risks and uncertainties that could cause actual events to differ materially from those estimated or anticipated as to results that may be implied or expressed in such forward-looking statements. No conclusions as to the successful outcome of the ongoing and planned research and development projects in which the Company is involved are intended or implied nor can they be foreseen or predicted.

Company Profile and Significant Events

The Company is engaged in the design, development, manufacture and sale of innovative, proprietary, super-pulsed, therapeutic medical laser equipment for diverse applications in the expanding field of photo-dynamic laser therapy ("PDT"). The Company's technology platform is focused on market-oriented applications in a broad range of healthcare sectors -- firstly, for non-invasive pain management, control and therapy applied to treat musculo-skeletal arthritic and rheumatologic disorders -- secondly, to bio-stimulate and accelerate wound care and healing, including bone regeneration for fracture healing and for osteoporosis conditions -- and thirdly, employing the Company's highly innovative, proprietary, controlled PDT laser equipment to attack and destroy cancerous growths that are targetted with injected, specially formulated, proprietary mixed-metal complexes that have been designed to concentrate in tumours.

Among the Company's expanding inventory of intellectual property is its new, effective trademark -- "**Healing at the Speed of Light ™**" -- which is under pending registration in Canada, the United States and Europe.

The Company's North American stock market trading symbols are -- **TSXV/NEX: TLT.H** & **OTC BB: TLTFF**.

Overview of Financial Performance

During the period under review, dramatic changes occurred in the Company's financial condition and in its operating results reflecting the improved performance of the established Theralase therapeutic laser unit production and marketing operations, and the completion of a $595,000 private placement financing. As described herein, the Company reached initial annual corporate profitability for the 2004 fiscal year, a significant milestone for recognition of our strong credentials as an emerging biotech business. Research and development planning for the broad scale expansion and marketing of the Company's product line is a corporate priority (see "Outlook" below).

Results of Operations

For the period under review, gross revenues totaled $197,706, compared to $123,041 for the year earlier period. Cost of sales for the period were $54,411, resulting in net revenue, before expenses, of $143,295 -- for an operating margin of 73%, the same as that reported at the year-end. Operating expenses for the period were $154,175, resulting in a net loss, after special items, of $8,474, compared with a $1,160 loss for the prior year's comparable period. After taking into account non-cash charges, a modest positive EBITDA was reported for both the current period under review and for last year's comparable period (EBITDA is not a measure recognized under GAAP and does not have a standardized meaning prescribed by GAAP. Management uses aggregate EBITDA as a cash flow measure to provide comparative information on corporate performance). The reportable operating profit (loss) per share for both the current and last year's periods was effectively Nil.

Assets (other than Cash and Equivalents)

The Company holds essential, valuable intellectual property rights and assets, including patents and trademarks, research and development costs, and a sizeable investment in the clinical trials and administrative costs of the regulatory filing with the FDA. The undepreciated project costs attributable to the FDA filing, which included the independent clinical trials and substantial corporate and management expenses, aggregated in excess of $800,000.The conservative current book value of the Company's aggregate intellectual property assets totals $363,766, far below their replacement cost.

Liquidity and Capital Resources

At the end of the period under review, current assets aggregated $776,183, which reflected, in part, the net proceeds of $595,000 deriving from a private placement financing completed during the 2004 fiscal year. Current liabilities at the end of the current period aggregated $150,129, resulting in a strong current ratio (current assets vs. current liabilities) exceeding 5.

Company's historic annual and quarterly financial filings on the regulatory website -- **www.SEDAR.com.**

Use of Financial Instruments

The Company has not entered into any conventional or other financial instruments designed to minimize its investment risk, currency risk or commodity risk. No off-balance sheet arrangements have been established nor are there any pending proposals to this effect.

Transactions with Related Parties

The Company's related party transactions deal primarily with payments of routine professional fees for essential corporate services rendered by the Company's Secretary-Treasurer and the subsidiary's (Theralase Inc.) CEO and CFO. The Company's President received no remuneration from the Company for the period under review. These fees have been paid on an annual basis and are more particularly described in the Notes to the audited Consolidated Financial Statements for the year ending 31 December 2004.

The Company also pays remuneration to Directors based on payments of $250 for each Director's Meeting attended in person or by way of telephone conference call, plus out-of-pocket expenses incurred in connection with attendance at such Meetings, or otherwise in furtherance of their duties as Directors. No Director or corporate officer is currently indebted to the Company, nor have they been indebted to the Company during 2004, and during the year 2005 to date.

Regulatory, Environmental and Other Risk Factors

The Company is not directly engaged in business or other operations which are subject to laws and regulations pertaining to environmental and health and safety matters nor to political risks which are outside the Company's control. When the Company becomes directly engaged in such business operations, it is committed to programs of environmental protection on all of its operating sites in accordance with the governing national and international standards. Its current business operations are managed by personnel that the Company considers professional and competent to fully comply with the relevant regulatory and environmental regulations.

Outlook

Management considers that the Company's future corporate growth will be advanced by the development of its technology platforms which foster innovative healthcare applications employing the proprietary Theralase technology. Photo-dynamic therapy (PDT) will be the technology platform that is planned to launch the Company into an era of sustained growth in several essential, diverse and expanding healthcare sectors -- firstly, in pain management, therapy and control -- secondly, in wound healing and bone regeneration, including osteoporosis treatment -- and thirdly, for activating, with PDT energy, injected, proprietary, mixed-metal agents designed to concentrate in, and attack cancerous tumours. Small animal clinical trials employing the Company's proprietary cancer therapy approach are now in the advanced planning stage and will commence shortly.

THERALASE TECHNOLOGIES INC.

Consolidated Balance Sheets
As at March 31, 2005 and December 31, 2004
Unaudited

	Unaudited March 31, 2005	Audited December 31, 2004
ASSETS		
Current		
Cash	$ 25,724	$ 38,528
Marketable Securities (Market Value $399,056)(Dec.31,2004 $399,012)	399,056	399,012
Accounts receivable	202,145	192,339
Investment tax credit receivable	0	22,859
Inventory	110,731	118,341
Prepaid Expenses	38,527	29,266
	776,183	800,345
Mineral Properties and Deferred Exploration Expenditures	1,000	1,000
Others		
Capital Assets, Net	54,257	56,163
Patents and trademarks	123,664	113,137
Research and development	2,750	2,750
FDA Clinical Study	237,352	241,679
	418,023	413,729
	$1,195,206	$ 1,215,074
LIABILITIES		
Current		
Bank indebtedness	$ 79,780	$ 78,236
Account payable and accrued liabilities	70,349	82,452
	150,129	160,688
Shareholder Advances	0	835
	150,129	161,523
SHAREHOLDER'S' EQUITY		
Authorized Capital –unlimited number of common shares		
Issued and fully paid –		
27,922,271 shares	4,001,313	4,001,313
Contributed Surplus	1,806,760	1,806,760
Deficit Account	(4,762,996)	(4,754,522)
	1,045,077	1,053,551
	$1,195,206	$ 1,215,074

Responsibility for Financial Statements

The accompanying unaudited Consolidated financial statements for Theralase Technologies Inc. have been prepared by Management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the December 31, 2004 audited Consolidated financial statements. These statements have been presented on the accrual basis of accounting. Management is satisfied that these Consolidated financial statements have been presented fairly.

(Signed) "S. Donald Moore" Director (Signed) "J.A.Murphy" Director

THERALASE TECHNOLOGIES INC.

Consolidated Statement of Cash Flows
(Prepared from the Book of Account)

Unaudited	**Three Months Ended March 31, 2005**	**Three Months Ended March 31, 2004**
Net Inflow (Outflow) of Cash related to the following Activities		
OPERATING		
Loss for the Period	($ 8,474)	($ 1,160)
Items not affecting cash		
Amortization	14,227	4,252
	5,753	3,092
Changes in non-cash Operating Working capital items		
Accounts receivable	(9,806)	(5,996)
Investnt tax credit	22,859	0
Inventory	7,610	4,474
Prepaid expenses	(9,261)	257
Accounts payable-accrued liabilities	(12,103)	(8,606)
	(701)	(9,871)
Financing		
Issuance of share capital	0	350,000
Bank Loan	1,544	(20,000)
Shareholders advances	(835)	5,768
	709	335,768
Investing		
Marketable securities	(44)	0
Capital Assets	(1,623)	(998)
Purchase of intangibles	(16,889)	(10,042)
	(18,565)	(11,040)
Increase (Decrease) in Cash	(12,804)	317,949
Cash, Beginning of Period	38,528	58,840
Cash, End of Period	$ 25,724	$ 376,789

THERALASE TECHNOLOGIES LTD.

Notes to Consolidated Financial Statement – March 31, 2005 - Unaudited

(1) Accounting Policies .The Management of Theralase Technologies Inc. ("the Company") has prepared the unaudited Consolidated financial statements for the three months ended March 31,2005 in accordance Canadian generally accepted accounting principles. These financial statements should be read in conjunction with the audited December 31, 2004 Consolidated financial statements

(2) These unaudited interim Consolidated financial statements follow the same accounting policies as the December 31, 2004 Audited Consolidated financial statements.

(3)Certain comparative figures for the period may have been reclassified to current period's presentation.

(4) At March 31, 2005, there were 27,922,271 common shares issued and outstanding(March 31, 2004- (27,222,271 common shares outstanding)